Exhibit 99.4

NICE Robotic Automation Eliminates Back Office Drudgery for
More Efficient Operations and Improved Customer Experience

Many mundane back office processing tasks can be efficiently handled by NICE’s new Robotic
Automation solution, creating great savings while providing quicker service

RA’ANANA, ISRAEL, November 13, 2014 – NICE Systems (NASDAQ: NICE) today launched NICE Robotic Automation, an innovative solution that uses software robots to automate routine back office processes to help improve operational efficiency and resource utilization. With NICE Robotic Automation, employees can focus on more mission critical activities instead of repetitive clerical tasks that can be automated.

NICE Robotic Automation helps to reduce back offices operating expenses and delivers a clear ROI by automating work processes, and it can easily and cost effectively scale according to the organization’s needs. Its ability to operate 24/7 significantly increases productivity, allowing a larger number of tasks to be handled at any given time of the day. Additionally, automating processes improves processing accuracy and frees up employees to handle more sophisticated tasks.

An example of how NICE Robotic Automation improves back office efficiency is a bank that automates part of its loan processing. A customer calls the contact center requesting a loan and in response, the agent opens up a request to approve it. Once the request is approved, the NICE solution automatically enters the loan details into several front and back end systems and sends an email to notify the customer that the loan has been approved. This example of automation reduces the loan approval process from two weeks to two days.

Solution Highlights:

•	Automation of routine desktop activities such as applications launched, mouse selection, field entry, information copy/paste, template auto-fill and calculations
•	Integration with third-party systems, including CRM, billing, homegrown or Citrix applications, to automate cross-application desktop activities
•	Centralized control system to monitor and manage task queues and process execution
•	High scalability, enabling the system to easily add robots when more processing power is needed, for example at peak times
•	Reliability and availability via health check reporting and a watchdog mechanism to automatically restart the robot client in the event of failure

Miki Migdal, President, NICE Enterprise Product Group
“The new NICE Robotic Automation solution demonstrates our unwavering commitment to providing a rich offering for the back office. We believe that this highly innovative solution will greatly improve back office operations and reduce organizational expenses by significantly improving processing time, accuracy and efficiency.”

For more information on the NICE Robotic Automation, visit http://www.nice.com/robotic-automation

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.